Filed by SuperMedia Inc. pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  SuperMedia Inc.
Commission File No.:  1-32939

Employee Letter from Doug Wheat and Peter McDonald

All -

Today marks an important milestone in our company’s history.  This morning, we announced that SuperMedia and Dex One have entered into an agreement to merge.  This is good news.  We believe combining the companies is in the best interests of shareholders, lenders, customers, employees and consumers.  It will accelerate our transformation, improve our positioning for growth and create advantage in the marketplace from improved operational and financial performance.

You can read the full announcement release by clicking on this link, and we will have an all-employee conference call at 11 a.m. Central Time to explain more about the transaction and answer your questions.  Please call 866-503-9645 and use passcode 21542262.  You will be asked to provide your name and department, and then will be placed into conference automatically.  Those of you with web access will also be able to view the slides we will use on the call by clicking here.

Here are the highlights of the agreement:

•                  A stock-for-stock merger of equals into one company

•                  Dex One shareholders will receive 0.20 shares for each Dex One share they own, and Super Media shareholders will receive 0.4386 shares for each SuperMedia share they own

•                  Upon closing the transaction, SuperMedia shareholders will own approximately 40 % of the company and Dex One shareholders approximately 60%

•                  Dex One Chairman of the Board Alan Schultz will be Chairman of the combined company

•                  The new Board will have five directors from SuperMedia, five from Dex One and an 11th new independent member to be selected after the close of the transaction

•                  Peter McDonald will be CEO of the combined company and Dee Jones will be the CFO

•                  Other officers will be determined by Peter and the new board members during merger integration planning

•                  Completion of the merger requires the approval of amendments to SuperMedia and Dex One credit agreements by the companies’ lenders and approval by SuperMedia and Dex One shareholders

•                  We expect the merger to close before the end of the year

We have selected Dex Media as the new corporate name for the merged company to differentiate it from SuperMedia or Dex One.  It is not intended to be a new brand in the marketplace.  The SuperMedia and Dex One names and the brand names for our solutions and services have significant value with businesses and consumers.  Any decisions regarding if and when to implement brand and name changes in local markets will be made after further evaluation and planning.

Decisions about the location of the new company’s headquarters and other principal locations also will be made during the course of merger integration planning.

When we adopted our company strategy in the spring of 2011, one building block was the importance of securing national scale and scope to better serve local businesses, improve our competitive position and help us gain market share.  This transaction helps fulfill that objective.

Both companies have been on the same path of transformation, fully embracing digital solutions to help local businesses grow through a suite of social, local and mobile marketing solutions provided through direct relationships with local businesses.  The combined company will have over 5,800 employees, including more than 3,100 marketing consultants maintaining relationships with more than 700,000 businesses.

The opportunity to create this transaction is a direct result of the outstanding performances by all of you over the past two years.  You have designed and implemented new solutions for our clients, and new consultative approaches to build relationships with clients.  You have developed and implemented better methods of fulfillment and service.  And you have done all this while improving productivity and reducing expenses.

These collective achievements have strengthened SuperMedia and made this transaction possible.  You have our personal thanks, and the thanks of all the other members of the Board of Directors and the EC.

After today, we will be moving ahead on two tracks.  One, we will be meeting with lenders to secure approval for credit agreement amendments, and then the SuperMedia and Dex One shareholders will need to vote their approval.

On the second track, we will begin merger integration analysis and planning, so that by the time the merger is approved, we and our Dex One partners will be prepared to start operating as a unified team across the country.

Along the way, we will keep you informed of our progress.  If the updates we send and post on Insite do not answer all your questions, feel free to ask members of the leadership team or contact us through Direct Line.  Keep in mind that bringing the companies together effectively requires thoughtful and disciplined planning.  It will take a few months, so we will not have all the answers right away but we will let you know what we can as we get to decision points.

One thing for all of us to guard against is to let this event distract us from our most important responsibility, which is to do a great job for our clients and to support each other to do that well every day.  Until the transaction is completed, SuperMedia and Dex One will continue to operate as independent companies, and by doing the best work we can each day on behalf of our clients, we will be doing our part to ensure the combined company is as strong as possible on day one.

Finally, today’s news will likely lead to increased inquiries from external parties.  Consistent with company policy, please forward all investor calls to Cliff Wilson at 972-453-6188 and media calls to Andy Shane at 972-453-6473.

Again, thanks to all of you for your great performance to make this day possible.  We look forward to speaking to you at 11 am Central Time.

Doug Wheat	Peter McDonald
Chairman of the Board	President and CEO

Important Information For Investors and Security Holders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  The proposed merger transaction between SuperMedia Inc. (“SuperMedia”) and Dex One Corporation (“Dex”) will be submitted to the respective stockholders of SuperMedia and Dex.  In connection with the proposed transaction, Newdex, Inc., a subsidiary of Dex (“Newdex”), will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be used by SuperMedia and Dex to solicit the required approval of their stockholders and that also constitutes a prospectus of Newdex.  INVESTORS AND SECURITY HOLDERS OF SUPERMEDIA AND DEX ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION.  A definitive joint proxy statement/prospectus will be sent to security holders of SuperMedia and Dex seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by SuperMedia and Dex with the SEC from the SEC’s website at www.sec.gov.  Copies of the documents filed by SuperMedia with the SEC will be available free of charge on SuperMedia’s website at www.supermedia.com under the tab “Investors” or by contacting SuperMedia’s Investor Relations Department at (877) 343-3272.  Copies of the documents filed by Dex with the SEC will be available free of charge on Dex’s website at www.dexone.com under the tab “Investors” or by contacting Dex’s Investor Relations Department at (800) 497-6329.

SuperMedia and Dex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction.  Information about these persons is set forth in SuperMedia’s proxy statement relating to its 2012 Annual Meeting of Shareholders and Dex’s proxy statement relating to its 2012 Annual Meeting of Stockholders, as filed with the SEC on April 11, 2012 and March 22, 2012, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources described above.  Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction (when available), which will be filed with the SEC.

Forward-Looking Statements

Certain statements contained in this document are “forward-looking statements” subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995, including but not limited to, statements about the benefits of the proposed transaction and combined company, including future financial and operating results and synergies, plans, objectives, expectations and intentions and other statements relating to the proposed transaction and the combined company that are not historical facts.  Where possible, the words “believe,” “expect,” “anticipate,” “intend,” “should,” “will,” “would,” “planned,” “estimated,” “potential,” “goal,” “outlook,” “may,” “predicts,” “could,” or the negative of such terms, or other comparable expressions, as they relate to Dex, SuperMedia, the combined company or their respective management, have been used to identify such forward-looking statements. All forward-looking statements reflect only Dex’s and SuperMedia’s current beliefs and assumptions with respect to future business plans, prospects, decisions and results, and are based on information currently available to Dex and SuperMedia. Accordingly, the statements are subject to significant risks, uncertainties and contingencies, which could cause Dex’s, SuperMedia’s or the combined company’s actual operating results, performance or business plans or prospects to differ materially from those expressed in, or implied by, these statements.

Factors that could cause actual results to differ materially from current expectations include risks and other factors described in Dex’s and SuperMedia’s publicly available reports filed with the SEC, which contain discussions of various factors that may affect the business or financial results of Dex, SuperMedia or the combined company. Such risks and other factors, which in some instances are beyond either company’s control, include: the continuing decline in the use of print directories; increased competition, particularly from existing and emerging digital technologies; ongoing weak economic conditions and continued decline in advertising sales; the companies’ ability to collect trade receivables from customers to whom they extend credit; the companies’ ability to generate sufficient cash to service their debt; the companies’ ability to comply with the financial covenants contained in their debt agreements and the potential impact to operations and liquidity as a result of restrictive covenants in such debt agreements; the companies’ ability to refinance or restructure their debt on reasonable terms and conditions as might be necessary from time to time; increasing interest rates; changes in the companies’ and the companies’ subsidiaries credit ratings; changes in accounting standards; regulatory changes and judicial rulings impacting the companies’ businesses; adverse results from litigation, governmental investigations or tax related proceedings or audits; the effect of labor strikes, lock-outs and negotiations; successful realization of the expected benefits of acquisitions, divestitures and joint ventures; the companies’ ability to maintain agreements with major Internet search and local media companies; the companies’ reliance on third-party vendors for various services; and other events beyond their control that may result in unexpected adverse operating results.

With respect to the proposed merger, important factors could cause actual results to differ materially from those indicated by forward-looking statements included herein, including, but not limited to, the ability of Dex and SuperMedia to consummate the transaction on the terms set forth in the merger agreement; the risk that anticipated cost savings, growth opportunities and other financial and operating benefits as a result of the transaction may not be realized or may take longer to realize than expected; the risk that benefits from the transaction may be significantly offset by costs incurred in integrating the companies; potential adverse impacts or delay in completing the transaction as a result of obtaining consents from lenders to Dex or SuperMedia; failure to receive the approval of the stockholders of either Dex or SuperMedia for the transaction; and difficulties in connection with the process of integrating Dex and SuperMedia, including: coordinating geographically separate organizations; integrating business cultures, which could prove to be incompatible; difficulties and costs of integrating information technology systems; and the potential difficulty in retaining key officers and personnel.  These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus included in the registration statement on Form S-4 that Newdex intends to file with the SEC in connection with the proposed transaction.

None of Dex, SuperMedia or the combined company is responsible for updating the information contained in this document beyond the publication date, or for changes made to this document by wire services or Internet service providers.